EXHIBIT 2.01

                        STOCK SALE AND PURCHASE AGREEMENT

Dated: June 6, 1997

Sigma 7 Corporation, a Delaware corporation, hereby sells to Intercell Corporation, a Colorado corporation, Four Million, Five Hundred Thousand (4,500,000) of the common shares of Sigma 7 Corporation and as full payment and consideration received from Intercell Corporation acknowledges receipt of:

     (a) Five Hundred Fifty Thousand Dollars ($550,000.00) cash for the acquisition cost of the shares; and

     (b) One Million, Nine Hundred and Eighty-Five Thousand, Four Hundred and Nineteen Dollars and Eighty Cents ($1,985,419.80) by way of secured loans.

Sigma 7 Corporation, by  execution  hereof  appoints to its Board  of Directors:
Charles E. Bauer, Alan M. Smith, Paul H. Metzinger and Charles Peddle.

Sigma 7 Corporation acknowledges that as of this date, Sigma 7 Corporation has Five Million (5,000,000) shares issued and outstanding, no preferred shares outstanding, one (1) warrant for Fifty Thousand (50,000) shares, exercisable at Ten Cents ($0.10) per share outstanding and that there are no other securities of any type authorized, issued or outstanding.

INTERCELL CORPORATION                         SIGMA 7 CORPORATION
(A Colorado Corporation)                      (A Delaware Corporation)


By /s/ Paul H. Metzinger                      By /s/ Jim Farooquee
   ------------------------------------          -------------------------------
   Paul H. Metzinger, President &                Jim Farooquee, President
     Chief Executive Officer